June 5, 2019

Jesse Soslow
Head of Legal and Finance
Blockstack Token LLC
111 Town Square Pl Ste 1203
Jersey City, NJ 07310

       Re: Blockstack Token LLC
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed May 16, 2019
           File No. 024-10986

Dear Mr. Soslow:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2019 letter.

Offering Statement on Form 1-A, filed May 16, 2019

General

1. We note your responses to comments 1 and 14. We continue to evaluate your responses and may have further comment.
2. We note your response to comment 3 with respect to whether burning tokens is a prohibited purchase for purposes of Regulation M and why the owner of the blackhole address is not an affiliated purchaser for purposes of Regulation M. We do not have any follow up comments about this issue at this time. Our decision to not issue additional comments should not be interpreted to mean that we either agree or disagree with your response.
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
June 5, 2019
June 5, 2019 Page 2
Page 2
FirstName LastName
3. We note your responses to comments 4, 5, 6 and 7 with respect to various issues relating to the Investment Company Act of 1940. While we do not have any further comments about these issues at this time, our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses.
4. We note that the subscription and participation agreements filed as exhibits 4.1 and
         4.2 include arbitration and waiver of jury trial provisions. In addition, we note that exhibit
         4.2 also includes a class action waiver provision. Please revise your offering statement to:

             Further describe these provisions, including how they will impact your investors;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether the provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

             To the extent the provisions apply to federal securities law claims, please revise the disclosure and the participation agreement filed as exhibit 4.2 to state that by agreeing to the provisions, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder;
             and

             Clarify whether purchasers of interests in a secondary transaction would be subject to these provisions.
5.       Please refer to section 2.2 of the subscription agreement filed as exhibit 4.1, which
         indicates the following: "[t]he Subscriber is subscribing for and purchasing the Tokens without being furnished any offering literature other than the Subscription Information, and is making this subscription decision solely in reliance upon the information contained in the Subscription Information . . . ," and your definition of "Subscription Information" in section D. Given your use of testing-the-waters materials as part of this offering, this provision appears inappropriately limited. Please revise or advise. In addition, please remove the representation that a subscriber has "read" the offering materials, such as the
         Risk Factors, in section 2.4. In this regard, it is inappropriate to require an investor to represent that it has read the offering materials that you provided to them. Please make consistent revisions to to similar provisions that appear in exhibit
4.2 or advise.
6. We also note that exhibits 4.1, 4.2 and 4.3 also contain various disclaimers and limitations of liability. Please clarify that none of these provisions constitute waivers of any right under the federal securities laws or advise. In addition, we note that these agreements also contain indemnification provisions. Please revise your offering circular to highlight the various applicable indemnification provisions in more detail and explain how they apply to investors. For example, please clarify under what circumstances and for what
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
June 5, 2019
June 5, 2019 Page 3
Page 3
FirstName LastName
         amount an investor should expect to indemnify the company and its representatives. In addition, please explain how that amount would be determined. Finally, please include appropriate risk factor that highlights the indemnification provisions.
Cover Page

7. We note your revisions to footnote (1) on your cover page, which indicate that you "are currently soliciting indications of interest in accordance with Rule 255 under the
         Securities Act from both voucher holders and the general public to help finalize these allocation." Please clarify for us the solicitation that you are conducting to the "general public" with respect to the final allocation of tokens. In this regard we note your response to comment 26 regarding the solicitation of your "existing investor base."
Summary
App Mining Program, page 4

8. You include disclosure on page 4 that indicates that in the event you determine not to issue Stacks Tokens as rewards, you may elect to issue such rewards in Bitcoin instead.
         Section 7 of Exhibit 4.2 appears to contemplate the potential payment of any "other tokens, currency, or assets as Blockstack may decide in its sole discretion." Please revise your offering circular to clarify that the rewards may be paid in other forms of assets or advise.
Other Token Sales, page 12

9. We note your response to comment 12 explaining your accounting treatment for the
         Stacks Tokens that are the subject of outstanding awards granted to your employees.
         Please address the following:

             Based upon your response, you state that the employees used their bonuses on a voluntary basis to purchase membership units. However, you disclose on page 12 that
             Stacks Tokens were sold to Employee LLC for purposes of making bonus or compensation awards to employees. Revise your disclosures to clarify the different transactional steps involved, purpose of and nature of the sales to Employee LLC;

             Tell us how you considered the repurchase agreement and vesting periods in your accounting. In this regard, we refer to Attachment VII of the Blockstack Employee
             LLC Restricted Unit Purchase Notice in Exhibit 6.8; and

             Tell us how you evaluated whether the conversion rights of the membership interests in Blockstack Employee LLC into Stacks Tokens could represent an embedded derivative in accordance with ASC 815-15-25-1.
10. We note your response to comment 13 stating similar transactions of tokens being sold at
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
June 5, 2019
June 5, 2019 Page 4
Page 4
FirstName LastName
         a discounted price did not occur in 2018 or prior periods. In addition, we note your disclosure on page 67 that tokens were sold in 2017 at a price of $0.00012 per token compared to prices of $0.12 per token in January 2018 and $0.01320 per token in October
         2018, as well as your current offering price of $0.30 per token. Please provide us with clarity around the volatility and valuation in the price of the token sales and specifically, how the prices sold in 2017 and October 2018 reconciles to other sales prices to third parties. To the extent that any of these token sales were to be considered at a price below fair market value, tell us how you accounted for the issuances and your basis in the accounting literature.
Dilution, page 67

11. Please revise to reconcile the number of tokens purchased by existing tokenholders before this offering given in the dilution table with the number of tokens you state you have sold prior to this offering elsewhere in the offering circular, including in the section "Offering
         Summary--Other Token Sales" and in the risk factor "We have sold a significant number of tokens at prices lower than both the price at which we will offer tokens in the voucher program and the general offering..."
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Nature of Operations
Revenue Recognition, page F-15

12. We note your response to comment 16, which lists several "current or anticipated functions" of the tokens. However, it is unclear which, if any, of these are current features/rights of the tokens. Please confirm which, if any, of the listed features are current enforceable rights of the holder. Similarly, we note that development of the network is not identified as a current or anticipated feature/right of the token. In this regard, clarify if the holders have an enforceable right and if the company has an enforceable obligation to develop the network.
13. We note your response to comment 16, which states that the parties that purchased tokens have a stake in the development of the network and the promotion of the networks use.
         Please describe the nature of the token purchasers' stake as well as the enforceable rights the stake provides to the purchaser.
14. Please provide us with a description of how the token purchasers engage or interact with the network (or the to-be-developed network prior to achievement of functionality) and how the tokens are used in their engagement as of the following dates:

             The date of token issuance;

             Upon functionality of the network; and
 Jesse Soslow
FirstName LastNameJesse Soslow
Blockstack Token LLC
Comapany NameBlockstack Token LLC
June 5, 2019
June 5, 2019 Page 5
Page 5
FirstName LastName


             Today.
15. We note your responses to comments 17 and 18, in which the company refers to itself as the "issuer of the tokens" and refers to the token holders as "shareholders" or "token investors." Please clarify how these statements reconcile to your conclusion that token holders represent "customers" within the scope of ASC 606.
16. Please clarify whether a token holder can transfer their tokens to another counterparty outside of your network (e.g., through the Bitcoin network or some other means) and if so, address the following:

             Tell us whether the other counterparty would be able to then utilize the tokens on your network; and

             To the extent the token purchaser subsequently transfers its token, describe whether the stake in the development of the network, rights/features of the token and its promotion of use, transfer along with the respective tokens or remain with the initial token purchaser.
17. Please clarify if the company is able to identify whether the token purchasers have active accounts and can engage (or otherwise utilize) the network, and if so, address the following:

             Tell us how many of the token purchasers have network accounts or engage with the network and how many of the purchasers do not; and

             To the extent that there are token holders that purchased tokens for speculative purposes only, or otherwise do not engage in the development or use of the network, tell us how that might impact your conclusion that token purchasers represent
             "customers" within the scope of ASC 606.
18. Please clarify if the company controls the intellectual property related to the to-be-
         developed network, prior to it becoming a crowd supported, open-sourced network. In this regard, tell us if there is any obligation for the company to transfer control of, or provide access to, the intellectual property of the network as it is developed or in the future.
19. We note your response to comment 22 where you concluded that the token issuances include a promise to provide software development services to the token holder on a best-
         efforts basis. Giving consideration to your assertion that the company is developing, sponsoring, and commercializing an open-sourced peer-to-peer network, please clarify how this promise is transferring a good or service to the token holder, rather than, for example, the development of the company's own intellectual property. Jesse Soslow
Blockstack Token LLC
June 5, 2019
Page 6
20. As it relates to the 20% non-refundable portion of proceeds received, please clarify whether there is any performance requirement by the company to provide the software development services or is the company entitled to retain this non-refundable portion in all scenarios, even if such services are not performed. To the extent that you are required to perform services, provide us with the details of those requirements (e.g., until achievement of a functioning network, a set start and end date, a mutually agreed time with token holders, etc.).
21. As it relates to the achievement of Milestone 2, we note that the company references the development of incentives and structures to attract users and developers. Please clarify the good or service being transferred to the token holder as a "customer" and describe the activities the company is required to perform to retain the milestone payment.
22. Please clarify the company's obligations associated with the issuance of the tokens, including how, when and to what distributed ledger the token purchases are recorded and how the company ultimately satisfies its obligation to issue the token. In this regard, tell us if the issuance of the tokens can be or have been recorded in your network or another distributed ledger (e.g., the Bitcoin network or other) prior to the development of your functioning network.
23. Please explain how you considered whether the issuance of the tokens itself represents a promise to the token holder and if so, whether that promise is distinct from the "best-
      efforts" obligation to develop the software.
        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters.
Please contact David Gessert at 202-551-2326 or Erin E. Martin at 202-551-3391 with any other questions.



                                                            Sincerely,
FirstName LastNameJesse Soslow
                                                            Division of
Corporation Finance
Comapany NameBlockstack Token LLC
                                                            Office of Financial
Services
June 5, 2019 Page 6
cc:       Robert Rosenblum, Esq.
FirstName LastName